Filed by Syneron Medical Ltd. pursuant to
Rule 425 under the Securities Act of 1933, as amended
Subject Company: Candela Corporation
Subject Company's Commission File No.: 000-14742

        Filed below is a transcript of a conference call/webcast hosted by Syneron Medical Ltd. (“Syneron”) for the financial community to discuss Syneron’s financial results for the third quarter ended September 30, 2009. Syneron has previously filed a press release under Rule 425 regarding Syneron’s financial results referenced during the call; accordingly, such document is omitted from this filing.

FINAL TRANSCRIPT
Thomson StreetEvents SM

ELOS - Q3 2009 Syneron Medical Ltd. Earnings Conference Call
Event Date/Time: Nov. 09. 2009 / 1:30PM GMT

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F I N A L  T R A N S C R I P T

Nov. 09. 2009 / 1:30PM, ELOS - Q3 2009 Syneron Medical Ltd. Earnings Conference Call

C O R P O R A T E  P A R T I C I P A N T S

Judith Kleinman
Syneron Medical Ltd. - VP - IR

Lou Scafuri
Syneron Medical Ltd. - CEO

Fabian Tenenbaum
Syneron Medical Ltd. - CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Anthony Vendetti
Maxim Group - Analyst

Jeremy Pfeffer
Oppenheimer & Co. - Analyst

Dalton Chandler
Needham & Co. - Analyst

P R E S E N T A T I O N

Operator

Good day, everyone, and welcome to the Syneron Medical third quarter 2009 earnings results conference call. This call is being recorded. At this time for opening remarks and introductions, I'd like to turn the call over to the Vice President of Investor Relations, Judith Kleinman. Judith, please go ahead.

Judith Kleinman - Syneron Medical Ltd. - VP - IR

Thank you, Operator. I would like to welcome you to Syneron Medical's third quarter 2009 earnings conference call. As you well know, statements herein may be forward-looking within the meaning of the US Private Securities Litigation Reform Act of 1995 relating to our future events or our future performance, including statements with respect to our expectations regarding, but not limited to, the financial forecast for 2009, the launch of new products, maintenance of a leadership position in core markets, and the consummation of the merger with Candela.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in any forward-looking statements.

These risks may include, but are not limited to, the risks and factors set forth under the heading Risk Factors in Syneron's registration statement on Form F-4, filed with the SEC on October 28, 2009, and in other reports filed with the SEC. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements discussed in today's conference call.

Finally, this presentation includes non-GAAP financial measures. Syneron provides reconciliation information at the end of this presentation and on the Investor Relations page at www.syneron.com. Speaking on the call today are Syneron's CEO, Lou Scafuri, and Syneron's CFO, Fabian Tenenbaum. I would now like to turn the call over to Lou Scafuri.

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1

F I N A L  T R A N S C R I P T

Nov. 09. 2009 / 1:30PM, ELOS - Q3 2009 Syneron Medical Ltd. Earnings Conference Call

Lou Scafuri - Syneron Medical Ltd. - CEO

Thank you, Judith. Good morning, everyone, and thank you for joining us for our third quarter conference call. Our revenue for the third quarter of 2009 was $14.3 million compared to $14.2 million in the second quarter of this year and $28.5 million in the third quarter of 2008. The sequential quarterly rise in sales is significant given that the third quarter is traditionally the seasonally weakest quarter of the year in the aesthetic medical sector.

And yet this year the third quarter represents our highest quarterly level of sales. We view the firmer level of sales combined with what we are hearing from our luminary doctors and major customers as early indicators of an improvement in market sentiment in the aesthetic medical device industry.

Geographically, sales were again split fairly evenly between North America and international markets. I'm pleased to report that Syneron's gross margins continue to show further improvement in the third quarter. Gross margins rose to 67%, which is a 12.3 percentage point improvement since the fourth quarter of 2008. We expect additional improvements in gross margins as volumes continue to grow and as high margin consumables come to account for an increasing proportion of our revenue.

Total operating expenses were 24% lower in the third quarter of 2008 and nearly 37% lower in the fourth quarter of 2008. The actions taken at Syneron over the last nine months in response to global market challenges have once again placed Syneron among the leaders in the medical aesthetics sector. Adherence to a broad restructuring program since the end of last year enabled us to restore financial strength, as demonstrated by the rise in gross margins to 67%, a reduction in operating expenses of 37% since year-end, and return to positive cash flow.

Almost since its inception, Syneron's financial strength has, along with its innovative technology, enabled the Company not only to maintain a leadership position in the industry, but to lead change in the industry. Syneron's launch of the elos technology and the introduction of the [depole] model of service were both groundbreaking initiatives to meet changing practitioner needs, while more recently Syneron's new business models introduce the compelling alternative to the industry's strict capital goods mindset.

It's in keeping with the tradition of leading sector change in September Syneron announced its merger with Candela Corporation, a merger which will create a company with all core competencies and ample resources needed to lead the aesthetic medical industry. Syneron and Candela will be in the unique position to offer the best products with the most consistent market coverage and global reach, along with unmatched customer service.

In addition to the Candela merger, we closed our acquisition of Primaeva Medical in October. This acquisition will further enhance our leadership position amongst core physicians. The very able team at Primaeva is developing a non-ablative application for dermal remodeling and skin laxity improvement that we expect will represent a new standard of care for those applications as well as complement our other aesthetic technologies such as the eMatrix system for sublative rejuvenation and VelaShape 2 body technology. I would like to now turn the call over to our CFO, Fabian Tenenbaum, for a more detailed financial review.

Fabian Tenenbaum - Syneron Medical Ltd. - CFO

Thank you, Lou. Regarding the specific third quarter results, revenue for Syneron in the third quarter of 2009 was $14.3 million compared to revenues of $28.5 million for the third quarter of 2008. Geographically, the split in sales was 52% in North America, 48% in international markets.

Gross margins have been rising consistently in the last three quarters to 67% in the third quarter. This compares with 64.8% in the second quarter of 2009 and 54.7% in the fourth quarter of 2008. The consistent improvement from the end of 2008 reflects improved volumes as well as a favorable product mix driven by positive market acceptance over our newly released higher margin product. As volumes increase and disposables accounts for a more significant proportion of revenues, we expect gross margins to continue and improve.

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2

F I N A L  T R A N S C R I P T

Nov. 09. 2009 / 1:30PM, ELOS - Q3 2009 Syneron Medical Ltd. Earnings Conference Call

We are pleased to report that ASPs in North America, as well as in international markets, remained stable. Operating expenses in the third quarter were 37% lower than at the end of 2008. By year-end 2009 we estimate that we will have reduced operating costs by $20 million to $25 million compared to 2008. The new, more streamlined and tighter cost structure positions Syneron for greater operational leverage as market conditions continue to improve.

Syneron recorded a net loss in the third quarter of $5.5 million on a GAAP basis, which includes $0.7 million in stock-based compensation and approximately $1.2 million in expenses related to the merger of Syneron with Candela Corporation announced on September 9th. The merger related expenses are included in the GAAP results in accordance with a new FASB 141R rule, which became effective January 1, 2009. Syneron will continue to note merger related expenses in our quarterly reports until the transaction is completed.

The GAAP results for the third quarter is equivalent to a loss of $0.20 per basic and diluted share. On a non-GAAP basis the net loss in the third quarter was $4.8 million, a loss of $0.17 per basic and diluted share.

I am pleased with the continued improvement in the balance sheet in the third quarter. As a result of enhanced processes and controls, which were an integral part of the restructuring program, we have strongly improved trade receivables and inventories since the end of 2008. Trade receivables fell to $16.8 million from $18.9 million at the end of the second quarter, and from $32.6 million at the end of 2008.

DSOs are continuing to improve from a monthly average of 251 days at the end of the fourth quarter of 2008 to a monthly average of 115 at the end of the third quarter of 2009. Inventory levels have continued to drop in the third quarter. Inventory levels have fallen from $12.7 million at the end of 2008 to $9.7 million at the end of the third quarter of 2009, a reduction of almost 24% since year-end 2008.

Cash and cash equivalents totaled $213.3 million. Shareholders equity was $228.1 million. And we continue to have no debt. Finally, I am pleased to report that Syneron returned to a positive cash flow from operating activities in the third quarter. I will now open the call to Q&A. Operator, please continue.

Q U E S T I O N S  A N D  A N S W E R S

Operator

Thank you.

(Operator Instructions)

We'll take our first question from Anthony Vendetti of Maxim Group.

Anthony Vendetti - Maxim Group - Analyst

Thanks. Good morning.

Fabian Tenenbaum - Syneron Medical Ltd. - CFO

Good morning, Anthony.

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3

F I N A L  T R A N S C R I P T

Nov. 09. 2009 / 1:30PM, ELOS - Q3 2009 Syneron Medical Ltd. Earnings Conference Call

Lou Scafuri - Syneron Medical Ltd. - CEO

Hey, Anthony.

Anthony Vendetti - Maxim Group - Analyst

Just on the merger with Candela, can you give a little more color on how that's going so far, talk about the integration, any challenges you're facing, and the expected closure for it.

Lou Scafuri - Syneron Medical Ltd. - CEO

Well, the integration activities are underway. We have teams looking at various aspects of the business. Again, we have PricewaterhouseCoopers helping to facilitate the whole process. And we're very pleased with the spirit and the tone of what's going on there with the discussions as we become familiar with each other and the companies. As far as the anticipated closure date, we see the target date on or about the end of 2009 as still what we're shooting for.

Anthony Vendetti - Maxim Group - Analyst

Okay. And in terms of the overall market, you made some comments, Lou, in the press release about you've seen increased demand or improving demand from both customers as well as procedures. Can you talk a little bit more about how that's tracking and when you expect that to start to materialize into actual sales or is the credit market what's holding that back from it being a more significant increase in demand?

Lou Scafuri - Syneron Medical Ltd. - CEO

Well, what we're seeing, Anthony, is demand for noninvasive procedures that are efficacious at different price points. We see the new business models for both the eMatrix with sublative rejuvenation as well as the VelaShape 2 being appropriate for the marketplace in a standpoint that the business model allows the physician to have a lower cost of entry which is financeable, wherein we have some strategies around being able to work with third party people and guide the process very expeditiously.

And we see the physician and their ability to market to their patients procedures that have a lower price point, but yet have the efficacy without the downtime, as the right place to be right now in today's marketplace. Quote activity is up around both products.

Anthony Vendetti - Maxim Group - Analyst

Okay, great. And gross margin's been moving up in a tough market where some competitors have seen some ASP pressure. Can we assume ASPs have stayed relatively constant and it's just a sell-through of higher margin products?

Fabian Tenenbaum - Syneron Medical Ltd. - CFO

Yes, that's right, Anthony. We've seen stable ASPs, both in North America and in international markets. The acceptance of some of our new products with favorable margins have worked in our advantage.

Anthony Vendetti - Maxim Group - Analyst

You had mentioned, I guess, domestic/international was about 50/50. What about core, noncore breakout?

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4

F I N A L  T R A N S C R I P T

Nov. 09. 2009 / 1:30PM, ELOS - Q3 2009 Syneron Medical Ltd. Earnings Conference Call

Lou Scafuri - Syneron Medical Ltd. - CEO

We don't give those numbers, Anthony. We don't break it out that way.

Anthony Vendetti - Maxim Group - Analyst

Okay, great. Okay, that's it for me right now. Thanks.

Lou Scafuri - Syneron Medical Ltd. - CEO

Thank you.

Operator

We'll take our next question from Amit Hazan with Oppenheimer.

Jeremy Pfeffer - Oppenheimer & Co. - Analyst

Good morning. It's actually [Jeremy Pfeffer] for Amit this morning. How are you?

Lou Scafuri - Syneron Medical Ltd. - CEO

Hi, Jeremy. How are you?

Jeremy Pfeffer - Oppenheimer & Co. - Analyst

Good. First question, what revenue level is necessary to reach breakeven EPS on a GAAP basis?

Fabian Tenenbaum - Syneron Medical Ltd. - CFO

Well, at our current expense rate, it's somewhere around $20 million to $21 million.

Jeremy Pfeffer - Oppenheimer & Co. - Analyst

Okay. And on gross margins, you mentioned in your prepared remarks the continued improvement based on product mix and stable ASPs. What kind of levels should we think about going forward? Where should – where should gross margins normalize?

Fabian Tenenbaum - Syneron Medical Ltd. - CFO

Well, right now we are very pleased with this sequential improvement that's been progressing over the last three quarters. As you know, we've – historically, our technology always offered compelling gross margins at the high 70s, low 80% levels. We expect that as our volumes increase and the penetration of our newer products increase and the sale of our disposable continue and gather more momentum, we expect those gross margins to continue and improve towards that direction.

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5

F I N A L  T R A N S C R I P T

Nov. 09. 2009 / 1:30PM, ELOS - Q3 2009 Syneron Medical Ltd. Earnings Conference Call

Jeremy Pfeffer - Oppenheimer & Co. - Analyst

Okay. And one other. Are you seeing in general throughout the market, not just you, competitors as well, are you seeing competitors getting more aggressive on price? And are you – based on that, are you thinking of any changes in strategy?

Lou Scafuri - Syneron Medical Ltd. - CEO

I think we like our strategy. I think we like the new business models and the price points. And we've had some very important thinking around sensitivity for pricing in our strategy for our consumable model. And we've been relatively resilient around our pricing strategy thus far. In terms of it being competitive marketplace, yes, it's a very competitive marketplace.

Jeremy Pfeffer - Oppenheimer & Co. - Analyst

Okay. That's very helpful. Thank you very much.

Lou Scafuri - Syneron Medical Ltd. - CEO

Thank you.

Operator

And we'll take our next question from Dalton Chandler with Needham.

Dalton Chandler - Needham & Co. - Analyst

Good morning. Just wondering if you could talk about the contribution of the advantage financing program to sales in the quarter.

Fabian Tenenbaum - Syneron Medical Ltd. - CFO

Good morning, Dalton. The advantage financing program is really a program that's based on third party finance providers. So these are third party leases essentially with similar structures and plans as we've had in the past. We've been able to create internal processes where we're much more efficient today in understanding the needs to get our customers financed. And we do a lot of that activity in-house. It means that we can get a deal financed faster. And I have to say that for our product, we're in a situation today that a credit worthy physician or customer will probably find a financing partner in a relatively short period of time.

Dalton Chandler - Needham & Co. - Analyst

Okay. And then the – I know when you announced the Candela merger you said the cost savings weren't really the short term driver of the deal. But now that you've had a couple of months to get familiar with one another, do you have some sense of what near term cost savings might be?

Lou Scafuri - Syneron Medical Ltd. - CEO

Well, we haven't rolled that number up as of yet, but we do see opportunities to sell a little bit more and we also, as we get to know each other, we see some leverage we can get from infrastructure and some obviously low hanging fruit .

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6

F I N A L  T R A N S C R I P T

Nov. 09. 2009 / 1:30PM, ELOS - Q3 2009 Syneron Medical Ltd. Earnings Conference Call

Dalton Chandler - Needham & Co. - Analyst

Okay. Any order of magnitude you could put around that?

Lou Scafuri - Syneron Medical Ltd. - CEO

I can't, but we have a profit mindset.

Dalton Chandler - Needham & Co. - Analyst

Okay. All right, thanks a lot.

Lou Scafuri - Syneron Medical Ltd. - CEO

Thanks.

Operator

And having no further questions in our queue, this will conclude today's conference. And we thank you for your participation.

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7

IMPORTANT ADDITIONAL INFORMATION

In connection with the combination of Syneron Medical Ltd. and Candela Corporation pursuant to an Agreement and Plan of Merger (the “Merger”), Syneron Medical Ltd. has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a proxy statement of Candela Corporation and a prospectus of Syneron Medical Ltd. and other relevant materials in connection with the proposed transactions. Candela Corporation has also filed the proxy statement/prospectus with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials (when they become available) because these materials will contain important information about Candela Corporation, Syneron Medical Ltd. and the proposed transaction. The proxy statement/prospectus and the other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, free copies of the documents filed with the SEC by Candela Corporation will be available on the investor relations portion of Candela Corporation’s website at www.candelalaser.com. Free copies of the documents filed with the SEC by Syneron Medical Ltd. will be available on the investor relations portion of Syneron Medical Ltd.‘s website at www.syneron.com. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or Syneron’s future performance, including statements with respect to Syneron’s expectations regarding, but not limited to Syneron’s profitability and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Syneron’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risks associated with Syneron’s ability to operate under the difficult conditions of the current global economy; the risk associated with Syneron’s ability to commercialize new products and identify new markets for Syneron’s technology; ability to manage Syneron’s growth, competition and pricing pressure; risks associated with Syneron’s international operations; risks associated with Syneron’s collaboration with Procter & Gamble; risks associated with regulatory qualifications or approvals; risks related to Syneron’s intellectual property; risks related to Syneron’s operations in Israel; the ability of each of Syneron and Candela to satisfy the closing conditions and consummate the merger transaction, including obtaining the approval of the transaction by Candela’s stockholders; the risk that the businesses of Syneron and Candela may not be coordinated successfully; the risk that the merger transaction of Syneron and Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected and the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers. Further information regarding these and other risks relating to Syneron’s business, including the operations of Candela, is set forth under the heading “Risk Factors” in Syneron’s registration statement on Form F-4, filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2009 and in other reports filed with the SEC. These factors are updated from time to time through the filing of reports and registration statements with the SEC. Syneron does not assume any obligation to update the forward-looking information contained in this document.